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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                   FORM 12B-25


                           NOTIFICATION OF LATE FILING


                                                      Commission File No.
                                                            0-8698

(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form N-SAR

                  For Period Ended:   September 30, 1998
                                   ----------------------
                  [  ]     Transition Report on Form 10-K
                  [  ]     Transition Report on Form 20-F
                  [  ]     Transition Report on Form 11-K
                  [  ]     Transition Report on Form 10-Q
                  [  ]     Transition Report on Form N-SAR
                  For the Transition Period Ended:
                                                  -----------------------------




If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I - REGISTRANT INFORMATION

Concorde Gaming Corporation
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Full Name of Registrant

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Former Name if Applicable

3290 Lien Street
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Address of Principal Executive Office (Street and Number)

Rapid City, South Dakota 57702
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City, State and Zip Code


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

|X|       (a)      The reasons described in reasonable detail in Part III of
                   this form could not be eliminated without  unreasonable
                   effort or expense;
|X|                (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or
                   portion thereof, will be filed on or before the fifteenth
                   calendar day following the prescribed due date; or the
                   subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth
                   calendar day following the prescribed due date; and
|_|       (c)      The accountant's statement or other exhibit required by
                   Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Concorde Gaming Corporation (the "Company") has been involved in the start-up of a significant off-shore gaming operation that commenced operating subsequent to September 30, 1998. As a result of the significance of this operation, additional time is necessary to complete the Registrant's Annual Report on Form 10-KSB for the fiscal year ended September 30, 1998.





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PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David L. Crabb                     (605)            341-7738
          -------------------------------     -----------    ------------------
                  (Name)                      (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been
          filed? If answer is no, identify report(s).           |X| Yes |_| No

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(3)       Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
          report or portion thereof?                            |X| Yes |_| No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

===============================================================================

                           Concorde Gaming Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date   December 30, 1998    By   /s/ David L. Crabb
     --------------------        ----------------------------------------------
                                     David L. Crabb, Chief Financial Officer,
                                     Principal Accounting Officer and Treasurer



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    PART IV - OTHER INFORMATION

         The Company expects significant changes in the results of operations for the fiscal year ended September 30, 1998 compared to the fiscal year ended September 30, 1997 due to a change in core operations including the disposition of the Company's video lottery operations, the acquisition of a casino operation in the State of Colorado and the construction of an off-shore gaming vessel and development of an off-shore gaming operation in Miami, Florida. In addition, there are changes in the results of operations due to a change in accounting principle related to accounting for pre-opening and start-up costs. Anticipated condensed financial information for these years is as follows:


                                                   Twelve Months   Twelve Months
                                                       Ended          Ended
STATEMENTS OF OPERATIONS                              9/30/98        9/30/97
                                                   -------------   ------------
Revenues                                               4,226,687      6,675,772
                                                   -------------    -----------

Operating costs                                        5,027,128      7,865,803
Pre-opening and start-up costs                         1,391,170              0
                                                   -------------    -----------
                                                       6,418,298      7,865,803
                                                   -------------    -----------
Loss from operations                                  (2,191,611)    (1,190,031)
Other income and expense
  including income taxes                                  (3,349)     2,120,230
                                                   -------------    -----------
Income (loss) before cumulative
  effect of accounting change                         (2,194,960)       930,199
Cumulative effect of change in
  accounting principle                                  (259,181)             0
                                                   -------------    -----------
Net income (loss)                                     (2,454,141)       930,199
                                                   =============    ===========

Basic and diluted earnings (loss) per share               $(0.10)         $0.04
                                                          ======          =====